Item 77C. Submission of matters to a vote of security holders.

A special meeting of shareholders of the FBR Small Cap Value Fund
(the "Fund") was held on June 1, 2000. The Meeting was held to (1) approve a new Sub-Advisory Agreement with Akre Capital
Management, Inc. (2) transact such other business as may properly come before the Meeting.

The following numbers of votes were cast with respect to the stated matters:

(1) Sub-Advisory Agreement
For 		Against		Abstain
		385,101		7,721		7,844